August 17, 2007

Mr. Richard Tan
Chief Executive Officer
Stone Tan China Acquisition Corp.
9191 Towne Center Drive, Suite 410
San Diego, California 92122


      Re:	Stone Tan China Acquisition Corp.
      	Amendment No. 5 to Registration Statement on Form S-1
   Filed August 13, 2007
   File No. 333-142729


Dear Mr. Tan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. We note your response to comment two from our letter dated July 27, 2007 and related disclosure that you may obtain an investment banker`s opinion that would only be able to be relied upon by your board of directors and not by your stockholders. Your disclosure states that you will obtain an opinion in the event you propose a transaction with any company that is currently a portfolio company of, or otherwise affiliated with, or has received a financial investment from, any of the companies with which your existing stockholders, executive officer or directors are affiliated. Please revise to also state that, in these circumstances, you will either obtain an opinion on which stockholders will be able to rely or, if the investment banker and company believe that stockholders will not be able to rely on the opinion, include disclosure in the proxy statement providing support for that belief. Also, revise to address whether and why you believe that obtaining such an opinion, given your belief that stockholders would not be able to rely on it, would provide any protections for stockholders in the event you propose an affiliated transaction.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Angela Halac at (202) 551-3398 if you have questions regarding the financial statements and related matters.
Please contact James Lopez at (202) 551-3536 with any other questions.

      					Sincerely,



      					John Reynolds
      					Assistant Director

cc:	Fran Stoller, Esq.
	Fax (212) 214-0706